September 27th, 2023

Attn: George K. Schuler and Craig Arakawa

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Almaden Minerals Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 27, 2023

File No. 001-32702

Dear Mr. Schuler and Mr. Arakawa:

We are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 4, 2023 (the “Comment Letter”) in connection with the Annual Report on Form 20-F of Almaden Minerals Ltd. (the “Company”) for the fiscal year ended December 31, 2022, filed on April 27, 2023.

For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment. All references to page numbers and captions correspond to the 2022 Form 20-F, unless otherwise specified.

2022 Form 20-F

Location and Access, page 29

1.	Please modify your filing and locate your property within one-mile using an easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.

Response:

The Form 20-F/A has been modified to include the following statement:

The Tuligtic Project property (the “Tuligtic Property” or the “Property”) is located in Puebla State, Mexico at 618,800m east and 2,176,100m north (UTM NAD83 Zone 14 coordinates).

History of Past Work, page 33

2.	Please modify your filing and disclose the book value of your mining property as required by Item 1304(d)(2)(iii) of Regulation S-K.

Response:

The Form 20-F/A has been modified to include the following statement:

As at December 31, 2022, the net book value of the Ixtaca Project was $63,115,076 (December 31, 2021 - $61,431,639).

Mineral Resource Estimate, page 38

3.	We note your disclosure of resources inclusive of reserves in your filing. Please modify your filing and remove your inclusive resource tabulation and replace it with a tabulation of resources exclusive of reserves as required by Item 1304(d)(2) of Regulation S-K.

Response:

The resource table inclusive of reserves has been replaced in Form 20-F/A with the following:

Ixtaca Zone Measured, Indicated and Inferred Mineral Resource Statement (exclusive of Reserves)

	AuEq	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x1000
	Cut-off (g/t)	('000000)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Measured	0.3	11.7	0.39	16.7	0.63	148	6,317	239
Indicated	0.3	40.4	0.32	16.8	0.56	412	21,870	726
Measured + Indicated	0.3	52.2	0.34	16.8	0.58	560	28,187	965
Inferred	0.3	40.4	0.32	16.8	0.56	412	21,870	726

1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018.
2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. AuEq calculation based on average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t
3.	Mineral Resources are reported exclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the definitions outlined in the SEC Disclosure by Registrants Engaged in Mining Operations.
5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

Exhibit 14.2

Metallurgical Performance Projections, page E-176

4.	Please modify your filing and disclose the Qualified Person’s opinion on the adequacy of the metallurgical process test data and conclusions. See Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Response:

The Amended SK-1300 Technical Report Summary has been modified to include the following statement:

In the opinion of the QP, the methodology employed in this section was appropriate and the data derived from the testing activities described above are adequate for the purposes of defining a Mineral Resource as of the effective date of this report.

Exhibit 14.2

Classification, page E-194

5.	Please modify your filing and disclose your resources exclusive of reserves as required by Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Response:

The following resource table exclusive of reserves has been added to the Amended SK-1300 Technical Report Summary:

Ixtaca Zone Measured, Indicated and Inferred Mineral Resource Statement (exclusive of Reserves)

	AuEq	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x1000
	Cut-off (g/t)	('000000)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (oz)	Ag (oz)	AuEq (oz)
Measured	0.3	11.7	0.39	16.7	0.63	148	6,317	239
Indicated	0.3	40.4	0.32	16.8	0.56	412	21,870	726
Measured + Indicated	0.3	52.2	0.34	16.8	0.58	560	28,187	965
Inferred	0.3	40.4	0.32	16.8	0.56	412	21,870	726

6.	Please modify your filing and disclose the Qualified Person’s opinion on whether all issues related to technical and/or economic factors influencing economic extraction can be resolved with further work. See Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Response:

The Amended SK-1300 Technical Report Summary has been modified to include the following statement:

As of the effective date of this report, the QP is of the opinion that issues relating to relevant technical and economic factors likely to influence the prospect of economic extraction were addressed adequately using the appropriate methodology based on the information provided.

Exhibit 14.2

Mineral Reserves, page E-202

7.	Please modify your filing and disclose the Qualified Person’s opinion on risk factors and their effect on reserve estimates through changes to the modifying factors. See Item 601(b)(96)(iii)(B)(12)(vi) of Regulation S-K.

Response:

The Amended SK-1300 Technical Report Summary has been modified to include the following statement:

Mineral reserve estimates consider modifying factors such as technical, economic, environmental, and regulatory parameters containing inherent risks. Changes to these modifying factors can directly affect the operating performance of the mine. As of the effective date of this report, the QP is of the opinion that based on the information provided the risks associated with aspects of the modifying factors were handled using appropriate methodology mitigating any material changes associated with the modifying factors.

Exhibit 14.2

Monitoring, page E-280

8.	Please modify your filing and disclose the Qualified Person’s opinion on the adequacy of the current plans to address issues related to environmental compliance, permitting, or local individuals and/or groups. See Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K.

Response:

The Amended SK-1300 Technical Report Summary has been modified to include the following statement:

As of the effective date of this report, the QP is of the opinion that appropriate methodologies were utilized to mitigate issues related to environmental compliance, permitting and local communities. As of the effective date of the report, there were no known issues that could have materially impacted the ability to extract the mineral resources at the Ixtaca Project.

Exhibit 14.2

Analysis, page E-293

9.	Please review your Cash Flow Summary found in Table 19.2 as it relates to your Capital and Operating Costs outlined in Section 18. Sustaining Capital does not appear to correspond to the text and Closure Costs do not appear to be included in your tabulation. In addition, please review the annual Mine Operating Costs and Tax Calculations and provide additional detail in your text regarding their calculation. See Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

Response:

The sustaining capital of $111.3M (shown in Table 18-2) is included in the “Total Capital Costs” line item in Table 19-2. Closure costs of $34.2M are included in the sustaining capital, as shown in Table 18-2. For clarity, the sustaining capital has been pulled out as a separate line item in the amended Table 19-2 below. Additional detail regarding the assumptions and parameters used in the calculations can be found below.

Table 19-2 Cash Flow Summary

Year		-1	1	2	3	4	5	6	7	8	9	10	11	12	TOTAL
Production
Waste	Mt	8	37	37	40	43	37	43	44	33	3	0	0		325
Crusher Feed	Mt		3.61	4.56	4.56	4.74	9.22	9.14	9.07	8.88	9.72	7.35	3.83		74.68
AU	g/t		0.86	1.04	0.86	1.12	0.60	0.60	0.50	0.44	0.36	0.34	0.48		0.59
AG	g/t		61.5	64.4	54.8	49.1	35.9	39.7	28.6	33.8	23.3	15.4	19.0		35.7
Mill Feed	Mt		2.23	2.80	2.79	2.79	5.58	5.58	5.59	5.58	5.60	5.60	3.83		47.96
AU	g/t		1.25	1.50	1.24	1.62	0.79	0.83	0.65	0.55	0.44	0.37	0.48		0.77
AG	g/t		91.3	97.2	81.1	74.7	50.9	56.5	38.3	43.8	29.0	16.4	19.0		47.9
Dore Produced
AU	kOz		77	116	94	118	119	126	99	64	50	45	37		946
AG	kOz		5,803	7,700	6,428	5,881	7,871	8,743	5,844	6,652	4,328	2,351	1,770		63,372
Revenue
Payable Au	$M		$98	$148	$120	$151	$151	$161	$126	$81	$63	$57	$48		$1,205
Payable Ag	$M		$98	$130	$109	$100	$133	$148	$99	$113	$73	$40	$30		$1,074
Less Refining	$M		$2	$2	$2	$2	$2	$2	$2	$2	$1	$1	$0		$17
Less Royalty	$M		$4	$6	$5	$5	$6	$6	$4	$4	$3	$2	$2		$45
Net Payable	$m		$191	$271	$223	$244	$277	$301	$219	$188	$133	$94	$76		$2,217
Operating Costs
Mining	$M		$62	$77	$85	$106	$102	$108	$89	$61	$22	$10	$6		$728
Process	$M		$27	$34	$34	$33	$57	$58	$58	$56	$58	$54	$34		$504
G&A	$M		$5	$5	$5	$5	$5	$5	$5	$5	$5	$5	$5		$52
Total Operating Costs	$M		$94	$116	$124	$143	$164	$171	$152	$121	$85	$69	$44		$1,283
Net Income	$M		$97	$155	$99	$100	$113	$130	$67	$67	$48	$25	$31		$934
Total Initial Capital Costs	$M	$174													$174
Total Sustaining Costs	$M		$10	$3	$1	$65	$1	$1	$1	$1	$1	$1	$1	$27	$111
Salvage	$M	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0		$0
Pretax Cash Flow	$M	($174)	$87	$152	$98	$36	$112	$129	$66	$66	$48	$25	$31		$663
Total Taxes	$M	$0	$7	$42	$29	$26	$30	$37	$14	$6	$8	$1	$9		$210
After-Tax Cash Flow	$M	($174)	$80	$110	$69	$10	$81	$93	$52	$60	$39	$23	$22		$453

Assumptions and Parameters

•	Gross Revenue : USD 2.279 billion before transport, refining and royalties.
•	Total Operating Cost: estimated to be USD 1.283 billion.
•	Tax Rate of 30% and two mining duties which include a 7.5% Special Mining Duty (SMD) and a 0.5% Extraordinary Mining Duty (EMD) on gross revenue from the sale of gold, silver and platinum.
•	Initial Capital of USD 174 million.
•	A discount rate of 5% was utilized to determine After-tax NPV.
•	After-tax Cashflow: The cashflow is calculated by subtracting all operating costs, taxes and capital costs from the total revenue
•	Net Present Value: The after tax NPV is estimated to be USD 310 million at a discount rate of 5%.
•	Base Case Exchange Rate: 20 (MXN:USD).
•	Gold price of US$1,275/oz and US$17/oz was used.

The QP considers the accuracy and contingency of cost estimates to be well within a Feasibility Study (FS) standard and sufficient for the economic analysis supporting the Mineral Reserve estimate for Ixtaca project.

Should you have any questions regarding the Company’s response to your comments, please contact me at by phone at (604) 629-9426 or email at ktrieu@almadenminerals.com.

Sincerely,

Almaden Minerals Ltd.

/s/ Korm Trieu

Korm Trieu

Chief Financial Officer